SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.

(Amendment No.   )*

Smith Micro Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

832154207

(CUSIP Number)

May 22, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 832154207
(1)	Names of Reporting Persons Iroquois Capital Management L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0

(6)	Shared Voting Power
102,383 shares of Common Stock
870,647 shares of Common Stock issuable upon conversion of Notes (See Item 4)*
		1,836,035 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	(7)	Sole Dispositive Power 0

(8)	Shared Dispositive Power
102,383 shares of Common Stock
870,647 shares of Common Stock issuable upon conversion of Convertible Notes (See Item 4)*
		1,836,035 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(9)

Aggregate Amount Beneficially Owned by Each Reporting Person
102,383 shares of Common Stock

870,647 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

1,836,035 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 4.2%
(12)	Type of Reporting Person (See Instructions) OO

* As more fully described in Item 4, the Notes and Warrants are each subject to a 9.99% Blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise, as applicable, of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 832154207
(1)	Names of Reporting Persons Richard Abbe
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power
222,490 shares of Common Stock
1,887,561 shares of Common Stock issuable upon conversion of Convertible Notes (See Item 4)*
3,102,041 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(6)	Shared Voting Power
102,383 shares of Common Stock
870,647 shares of Common Stock issuable upon conversion of Convertible Notes (See Item 4)*
1,836,035 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(7)	Sole Dispositive Power
222,490 shares of Common Stock
1,887,561 shares of Common Stock issuable upon conversion of Convertible Notes (See Item 4)*
3,102,041 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(8)	Shared Dispositive Power
102,383 shares of Common Stock
870,647 shares of Common Stock issuable upon conversion of Convertible Notes (See Item 4)*
1,836,035 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(9)

Aggregate Amount Beneficially Owned by Each Reporting Person
324,873 shares of Common Stock

2,758,208 shares of Common Stock issuable upon conversion of Convertible Notes (See Item 4)*

4,938,076 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 9.99%
(12)	Type of Reporting Person (See Instructions) IN; HC

* As more fully described in Item 4, the Notes and Warrants are each subject to a 9.99% Blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise, as applicable, of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 832154207
(1)	Names of Reporting Persons Kimberly Page
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0

(6)	Shared Voting Power
102,383 shares of Common Stock
870,647 shares of Common Stock issuable upon conversion of Notes (See Item 4)*
		1,836,035 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	(7)	Sole Dispositive Power 0

(8)	Shared Dispositive Power
102,383 shares of Common Stock
870,647 shares of Common Stock issuable upon conversion of Notes (See Item 4)*
		1,836,035 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(9)

Aggregate Amount Beneficially Owned by Each Reporting Person
102,383 shares of Common Stock

870,647 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

1,836,035 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 4.2%
(12)	Type of Reporting Person (See Instructions) IN; HC

* As more fully described in Item 4, the Notes and Warrants are each subject to a 9.99% Blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise, as applicable, of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 832154207

Item 1.
	(a)	Name of Issuer Smith Micro Software, Inc. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 5800 Corporate Drive Pittsburgh, PA 15237

Item 2 (a).		Name of Person Filing
Item 2 (b).		Address of Principal Business Office or, if none, Residence
Item 2 (c).

Citizenship

This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), (ii) Richard Abbe, an individual who is a citizen of the United States of America and (iii) Kimberly Page, an individual who is a citizen of the United States of America (“Mr. Abbe” and “Ms. Page,” together with Iroquois, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 2 Overhill Road., Scarsdale, New York 10583.

Item 2 (d)		Title of Class of Securities Common Stock, $0.001 par value per share
Item 2 (e)		CUSIP Number 832154207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________
Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 63,657,943 shares of Common Stock issued and outstanding as of June 16, 2023 as represented in the Company’s Registration Statement on Form S-3 with the Securities and Exchange Commission on June 22, 2023 and assumes the exercise of the Company’s reported warrants (the “Reported Warrants”) and the conversion of the Company’s reported convertible notes (the “Reported Notes”), each subject to the Blockers (as defined below)

Pursuant to the terms of the Reported Warrants and Reported Notes, the Reporting Persons cannot exercise the Reported Warrants or convert the Reported Notes to the extent the Reporting Persons would beneficially own, after any such conversion or exercise, more than 9.99% of the outstanding shares of Common Stock (the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to convert all of the Reported Notes or exercise all of Reported Warrants due to the Blockers. The Reporting Persons notified the Issuer of an increase in the percentage beneficial ownership limitation of the Blockers from 4.99% to 9.99%, which took effect on May 22, 2023, which was the 61st day after such notification.

As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held 102,383 shares of Common Stock, Reported Warrants to purchase 1,836,035 shares of Common Stock (subject to the Blockers) and Reported Notes to purchase 870,647 shares of Common Stock at the initial conversion price of $3.35 (subject to the Blockers), Iroquois Capital Investment Group LLC (“ICIG”) held 222,490 shares of Common Stock, Reported Warrants to purchase 3,102,041 shares of Common Stock (subject to the Blockers) and Reported Notes to purchase 1,887,561 shares of Common Stock at the initial conversion price of $3.35 (subject to the Blockers).

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by and underlying the Reported Warrants and Reported Notes (each subject to the Blockers) held by, Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by and underlying the Reported Warrants and Reported Notes (each subject to the Blockers) held by, Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2023

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Richard Abbe
Richard Abbe, President

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly Page
Kimberly Page

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.